PACIFIC DRILLING S.A. (the "COMPANY")

Registered Office: 8-10 Avenue de la Gare, L-1610 Luxembourg

R.C.S. Luxembourg B 159.658

Proxy Solicited for Annual General Meeting on June 4, 2019

The undersigned hereby authorise(s) and appoint(s) any director, the Chief Executive Officer, the Chief Financial Officer or the Secretary of the Company or any employee of Centralis S.A. (Luxembourg) or any lawyer of Wildgen, S.A., each acting under his/her sole signature, to represent the undersigned at the Annual General Meeting of Shareholders of the Company to be held at 8-10 Avenue de la Gare, L-1610 Luxembourg on 4 June 2019 at 10:00 a.m. (Central European time) or any adjournment thereof, for the purposes set forth below and in the Notice of Annual General Meeting issued by the Company on or around 7 May 2019 and to vote on the items set forth below in accordance with the instructions set out below taking into account the Company Proposals.

(Continued and to be signed on the reverse side.)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

PACIFIC DRILLING S.A.

June 4, 2019

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, Proxy Statement, and Proxy Card are available at
http://www.pacificdrilling.com/Investor-Relations/Events-and-Presentations/default.aspx

Please sign, date and mail your proxy card in the envelope provided before June 4, 2019.

↓ Please detach along perforated line and mail in the envelope provided. ↓

060419

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSALS.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1. Approval of the stand-alone audited and unconsolidated annual accounts of the Company for the financial period from 1 January 2018 to 31 December 2018 prepared in accordance with Luxembourg Generally Accepted Accounting Principles and the laws and regulations of the Grand-Duchy of Luxembourg (the "Annual Accounts").	☐	☐	☐
2. Approval of the consolidated financial statements of the Company for the financial period from 1 January 2018 to 31 December 2018 prepared in accordance with United States Generally Accepted Accounting Principles (the "Consolidated Financial Statements").	☐	☐	☐
3. Allocation of the net result shown in the Annual Accounts for the financial period from 1 January 2018 to 31 December 2018.	☐	☐	☐
4. Granting of discharge of liability to the current directors of the Company for the exercise of their mandates as directors of the Company in relation to the financial period from 1 January 2018 to 31 December 2018.	☐	☐	☐
5. Reiterate (a) the acknowledgement of the resignations from the Board of Messrs. Jeremy Asher, Antoine Bonnier, Laurence N. Charney, Cyril Ducau, N. Scott Fine, Sami Iskander, Matthew Samuels and Robert A. Schwed (the "Pre-emergence Directors") with effect on November 19, 2018, and (b) the granting of full discharge of liability to the Pre-emergence Directors for the exercise of their mandates as directors of the Company which ended on November 19, 2018;	☐	☐	☐
6. Confirmation of the appointment of the following Class A members of the Board: David N. Weinstein, Bernie G. Wolford, Jr. and John V. Simon as previously co-opted by the Board by resolutions taken on November 19, 2018 and December 12, 2018, respectively;	☐	☐	☐
7. Re-appointment of the following Class A members of the Board for a term ending at the annual general meeting of the Company to be held in 2020:			
7.1 W. Matt Ralls	☐	☐	☐
7.2 Bernie G. Wolford, Jr.	☐	☐	☐
7.3 John V. Simon	☐	☐	☐
7.4 David N. Weinstein	☐	☐	☐
8. Approval of compensation of the members of the Board for 2019;	☐	☐	☐
9. Re-appointment of KPMG Luxembourg, Réviseur d'entreprises agréé, as independent auditor of the Company until the annual general meeting of the shareholders of the Company to be held in 2020.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the shareholder is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If the shareholder is a partnership, please sign in partnership name by authorized person.

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

PACIFIC DRILLING S.A.

June 4, 2019

PROXY VOTING INSTRUCTIONS

INTERNET - Access "**www.voteproxy.com**" and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

Vote online/phone until 11:59 PM EST June 3, 2019.

MAIL - Sign, date and mail your proxy card in the envelope provided before June 4, 2019

IN PERSON - You may vote your shares in person by attending the Annual General Meeting.

GO GREEN - e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

COMPANY NUMBER	
ACCOUNT NUMBER	

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, Proxy Statement, and Proxy Card are available at
http://www.pacificdrilling.com/Investor-Relations/Events-and-Presentations/default.aspx

Please detach along perforated line and mail in the envelope provided IF you are not voting via telephone or the Internet.

060419

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE PROPOSALS.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1. Approval of the stand-alone audited and unconsolidated annual accounts of the Company for the financial period from 1 January 2018 to 31 December 2018 prepared in accordance with Luxembourg Generally Accepted Accounting Principles and the laws and regulations of the Grand-Duchy of Luxembourg (the "Annual Accounts").	☐	☐	☐
2. Approval of the consolidated financial statements of the Company for the financial period from 1 January 2018 to 31 December 2018 prepared in accordance with United States Generally Accepted Accounting Principles (the "Consolidated Financial Statements").	☐	☐	☐
3. Allocation of the net result shown in the Annual Accounts for the financial period from 1 January 2018 to 31 December 2018.	☐	☐	☐
4. Granting of discharge of liability to the current directors of the Company for the exercise of their mandates as directors of the Company in relation to the financial period from 1 January 2018 to 31 December 2018.	☐	☐	☐
5. Reiterate (a) the acknowledgement of the resignations from the Board of Messrs. Jeremy Asher, Antoine Bonnier, Laurence N. Charney, Cyril Ducau, N. Scott Fine, Sami Iskander, Matthew Samuels and Robert A. Schwed (the "Pre-emergence Directors") with effect on November 19, 2018, and (b) the granting of full discharge of liability to the Pre-emergence Directors for the exercise of their mandates as directors of the Company which ended on November 19, 2018;	☐	☐	☐
6. Confirmation of the appointment of the following Class A members of the Board: David N. Weinstein, Bernie G. Wolford, Jr. and John V. Simon as previously co-opted by the Board by resolutions taken on November 19, 2018 and December 12, 2018, respectively;	☐	☐	☐
7. Re-appointment of the following Class A members of the Board for a term ending at the annual general meeting of the Company to be held in 2020:			
7.1 W. Matt Ralls	☐	☐	☐
7.2 Bernie G. Wolford, Jr.	☐	☐	☐
7.3 John V. Simon	☐	☐	☐
7.4 David N. Weinstein	☐	☐	☐
8. Approval of compensation of the members of the Board for 2019;	☐	☐	☐
9. Re-appointment of KPMG Luxembourg, Réviseur d'entreprises agréé, as independent auditor of the Company until the annual general meeting of the shareholders of the Company to be held in 2020.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ________ Date: ________ Signature of Shareholder ________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.